FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


FOSTER'S
GROUP

Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

82-4711


03022940

With Compliments
Fosters Brewing Group




BERINGER BLASS
WINE ESTATES
EST 1876


SEC MAIL PROCESSING
RECEIVED
JUN 16 2003
WASH, D.C. 155 SECTION

2 June 2003

Beringer Blass Wine Estates Secures 2003 Fruit Supply for Australian & New Zealand Wine Brands

Beringer Blass Wine Estates (Beringer Blass), a global leader in premium wine and a major division of Foster's Group, today announced the results of its 2003 Australian and New Zealand grape harvest intakes, including grapes the company grows, purchased grapes and purchased wine.

Australia:
The 2003 intake of 98,320* tonnes, equates to approximately 7.8 million 9-litre cases of wine. This intake is 22 per cent higher than the 2002 intake of 80,006 tonnes, which was down from the 2001 vintage of 89,153 tonnes. The 2003 increase reflects the continuing strong growth expected for Beringer Blass's Australian brands in all key markets.

"The Beringer Blass supply model successfully balances security and flexibility. Our solid base of controlled vineyards ensures supply for our premium brands, while lower entry-level wines are supplied through competitive purchases according to demand requirements," said Jamie Odell, Managing Director, Trade Asia Pacific.

According to Chris Hatcher, Chief Winemaker, the overall quality of the Beringer Blass 2003 Australian intake is excellent despite the drought. The riesling is a highlight with extremely good fruit. The standout reds include shiraz and cabernet with exceptional varietal characteristics.

The red varieties totalled 63,127 tonnes and the white varieties totalled 35,193 tonnes. The 2003 split of 65 per cent red and 35 per cent white is in line with last year's intake.

New Zealand
Beringer Blass' New Zealand operations recorded a 2003 intake of 2,300 tonnes (equating to 190,000 9-litre cases), down 10 per cent from 2002 due to unfavourable climactic conditions.

The total New Zealand industry tonnage is expected to decline 45 per cent from 118,000 tonnes in vintage 2002 to 65,000 tonnes in vintage 2003.

Good vineyard management and additional fruit secured from recently acquired vineyards assisted Matua Valley to achieve an intake above the industry average.

"The fruit is showing very good flavour and characters for the season. The quality of the fruit harvested from both the North and the South Islands is exceptional," said Bill Spence, General Manager, Matua Valley Wines.

"The Northbank Vineyard in Marlborough will set the New Zealand operations on track for significant growth from vintage 2004, and the fruit is showing great potential for quality and varietal character".

Further Information
Media:
Rell Hannah, Director Corporate Affairs (Asia Pacific)
Telephone 61-3-8626-3307 or 61-(0)419-369-075

Analysts:
Michael Roberts, Manager Capital Markets, Telephone 61 3 9633 2773

www.beringerblass.com

Beringer Blass Wine Estates is a global leader in premium table wine, with exceptional market depth across the key growth markets of Australia, North America, Europe and Asia Pacific. Beringer Blass ranks among the leading global wine companies by earnings and is unique in pursuing a multiple-channel global growth strategy. Its three channels encompass trade sales, consumer-direct sales and wine-related services. The business represents 60% of the assets of Australian-listed premium beverage company Foster's Group.

* Total intake does not include Kangaroo Ridge